

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2020

Virginia C. Herring
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Post Office Box 880
Toccoa, Georgia 30577

> **Re: 1st Franklin Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed April 10, 2020**
> **File No. 333-237643**

Dear Ms. Herring:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance